(As filed with the Securities and Exchange Commission September 13, 2001)

                                                                File No. 70-9945
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 1

                                       to

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  NiSource Inc.
                       NiSource Corporate Services Company
                     Northern Indiana Public Service Company
                           Kokomo Gas and Fuel Company
                  Northern Indiana Fuel and Light Company, Inc.
                    EnergyUSA, Inc. (an Indiana corporation)
                               EnergyUSA-TPC Corp.
                  EnergyUSA, Inc. (a Massachusetts corporation)
                              Primary Energy, Inc.
                         NiSource Capital Markets, Inc.
                             NiSource Finance Corp.
                       NiSource Development Company, Inc.
                            NI Energy Services, Inc.
                       NiSource Energy Technologies, Inc.
                              Columbia Energy Group
                         Columbia Assurance Agency, Inc.
                    Columbia Accounts Receivable Corporation
                      Columbia Atlantic Trading Corporation
                     Columbia Electric Remainder Corporation
                      Columbia Energy Services Corporation
                      Columbia Insurance Corporation, Ltd.
                            Columbia LNG Corporation
                   Columbia Energy Power Marketing Corporation
                       Columbia Energy Retail Corporation
                         Columbia Service Partners, Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                              Bay State Gas Company
                            Northern Utilities, Inc.
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039

                            IWC Resources Corporation
                             1220 Waterway Boulevard
                           Indianapolis, Indiana 46202

                          SM&P Utility Resources, Inc.
                     11455 North Meridian Street, Suite 200
                              Carmel, Indiana 46032

                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                             200 Civic Center Drive
                              Columbus, Ohio 43215

                         Columbia Energy Resources, Inc.
                              Alamco-Delaware, Inc.
                          Hawg Hauling & Disposal, Inc.
                     Columbia Natural Resources Canada, Ltd.
                        Columbia Natural Resources, Inc.
                             900 Pennsylvania Avenue
                         Charleston, West Virginia 25302

                      Columbia Gas Transmission Corporation
                Columbia Transmission Communications Corporation
                          NiSource Pipeline Group, Inc.
                           Crossroads Pipeline Company
                          Columbia Pipeline Corporation
                    Columbia Energy Group Capital Corporation
                      Columbia Deep Water Services Company
                            12801 Fair Lakes Parkway
                          Fairfax, Virginia 22030-0146

                       Columbia Gulf Transmission Company
                             2603 Augusta, Suite 125
                              Houston, Texas 77057

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                                  NISOURCE INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                              Jeffrey W. Grossman,
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)

            --------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

          Peter V. Fazio, Jr., Esq.               William T. Baker, Jr., Esq.
          Schiff Hardin & Waite                   Thelen Reid & Priest LLP
          6600 Sears Tower                        40 West 57th Street
          Chicago, Illinois  60606-6473           New York, New York  10019

     The Application-Declaration filed in this proceeding on August 15, 2001, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1  Background. NiSource Inc. ("NiSource") became a registered
               ----------
holding company on November 1, 2000 upon completing its acquisition of all of the issued and outstanding common stock of Columbia Energy Group ("Columbia"), also a registered holding company.1 NiSource directly or indirectly owns all of the issued and outstanding common stock of ten public-utility subsidiaries (referred to collectively as the "Utility Subsidiaries"), as follows: Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo"), Northern Indiana Fuel and Light Company, Inc. ("NIFL") and Bay State Gas Company ("Bay State"), which are owned directly by NiSource; Northern Utilities, Inc. ("Northern Utilities"), which is a subsidiary of Bay State; and Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia"), all of which are direct subsidiaries of Columbia. Together, the Utility Subsidiaries distribute gas at retail in portions of Indiana, Ohio, Virginia, Maryland, Kentucky, Pennsylvania, Massachusetts, New Hampshire and Maine. In addition, Northern Indiana generates, transmits and sells electricity in a portion of northern Indiana. NiSource also holds directly or indirectly numerous non-utility subsidiaries that are engaged primarily in natural gas transportation and storage, gas and oil exploration and production, gas marketing, propane sales, energy services, and other energy-related businesses.

          1.2  Prior Proceedings. By order dated November 1, 2000,2  the
               -----------------
Commission authorized NiSource and its subsidiaries to engage in a program of external financing and intrasystem financing and other related transactions for the period through December 31, 2003. Among other specific approvals granted under the November 1, 2000 order, NiSource was authorized to issue and sell from time to time, directly or through one or more special-purpose financing subsidiaries, including NiSource Finance Corp. ("NiSource Finance"), short-term debt securities in the form of commercial paper, bank notes or other evidence of indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.0 billion.3 Subsequently, by supplemental order dated March 21, 2001,4 the Commission authorized an increase in NiSource's Short-term Debt limit to $3.4 billion. The higher Short-term Debt limit was intended to enable NiSource to consolidate all external short-term borrowing arrangements at the NiSource level. As a result, the external short-term borrowing facilities previously maintained by Columbia, Northern Indiana and Bay State have all been terminated and replaced by intercompany short-term borrowings from NiSource Finance.


------------------------
1    See NiSource Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000).
     --- ------------

2    See NiSource Inc., et al., Holding Co. Act Release No. 27265.
     --- --------------------

3    Under the November 1, 2000 order, debt incurred by NiSource to finance its acquisition of Columbia does not count against the Short-term Debt limit, regardless of its maturity.

4    See NiSource Inc., et al., Holding Co. Act Release No. 27361.
     --- --------------------

     Pursuant to orders dated December 22, 1994, December 23, 1996, and December 22, 1997, as amended on three separate occasions since 1997 (collectively, the "Columbia Money Pool Orders"), Columbia and certain of its subsidiaries were authorized to establish and participate in a system money pool arrangement and, to the extent not otherwise exempt pursuant to Rule 52, loan funds to and borrow funds from the system money pool.5 Columbia is currently authorized to issue and sell short-term debt securities (that is, debt securities with maturities of one year or less) in a principal amount not to exceed $2 billion at any one time outstanding through December 31, 2003, the proceeds of which are used to make loans to its subsidiaries through the Columbia system money pool agreement. Columbia's Utility Subsidiaries are authorized under the Columbia Money Pool Orders to incur indebtedness under the Columbia money pool and/or through direct short-term borrowings from Columbia in a maximum amount at any time outstanding not to exceed 40% of the borrowing company's total capitalization. As indicated in the previous paragraph, all of Columbia's external short-term borrowing arrangements have now been terminated and replaced with intercompany borrowings from NiSource Finance.

     Also, under the December 23, 1996 order, Columbia Maryland is authorized to issue common stock and long-term debt securities to Columbia in an aggregate amount not to exceed $30 million for the period through December 31, 2001.6 The interest rate on long-term debt securities issued by Columbia Maryland to Columbia is designed to match the effective rate (i.e., interest rate plus issuance costs) for the most recent long-term debt securities issued by Columbia during the previous calendar quarter. If no such long-term debt securities were issued by Columbia during the previous calendar quarter, then the interest rate on long-term debt securities issued by Columbia Maryland to Columbia will be either the estimated new long-term rate that would be in effect if Columbia were to issue securities, as projected by a major investment bank, or the prevailing market rate for a newly issued "A" - rated utility bond. Long-term notes issued by Columbia Maryland to Columbia may have maturities of up to 30 years.

          1.3  Summary of Requested Authorizations. NiSource, the Utility
               -----------------------------------
Subsidiaries and certain of NiSource's direct and indirect non-utility subsidiaries (as listed in Item 1.4 below) hereby request authorization to establish and participate in a new NiSource system money pool ("Money Pool"). It is intended that the new Money Pool arrangement will replace the current


------------------------
5    See The Columbia Gas System, Inc., Holding Co. Act Release Nos. 26201
     --- ----------------------------
(Dec. 22, 1994), 26634 (Dec. 23, 1996), and 26798 (Dec. 22, 1997). Under the
December 1996 order, Columbia was authorized to, among other things, incur short-term debt in an amount up to $1 billion and to use the proceeds thereof to make loans through the Columbia system money pool to its Utility Subsidiaries and certain specified non-utility subsidiaries. The Commission reserved jurisdiction over participation in the Columbia money pool by any new direct or indirect subsidiary of Columbia. Under the December 1997 order, the Commission authorized an increase in Columbia's short-term debt limit to $2 billion. By subsequent orders, the Commission authorized the participation in the Columbia money pool of additional non-utility subsidiaries of Columbia. See Columbia
                                                               --- --------
Energy Group, et al., Holding Co. Act Release Nos. 26820 (Jan. 23, 1998), 26860
-------------------
(Apr. 17, 1998), and 27075 (Sept. 14, 1999).

6    Columbia Maryland is not able to rely upon Rule 52(a) for long-term borrowings from Columbia because Columbia Maryland is a Delaware corporation.

Columbia system money pool. Accordingly, upon the effective date of an order in this proceeding, the authorization of Columbia and its subsidiaries under the Columbia Money Pool Orders, as it relates to the existing Columbia money pool, will be relinquished. To the extent not exempted by Rule 52, the Money Pool participants request authorization for the period through December 31, 2003 (the "Authorization Period") to make unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, NiSource, directly or indirectly through NiSource Finance, requests authorization to invest surplus funds and/or to lend and extend credit to the participating subsidiaries through the Money Pool.

     In addition, Columbia Maryland requests authorization to issue additional shares of its common stock and long-term debt securities to Columbia from time to time during the Authorization Period in an aggregate amount not to exceed $40 million.

          1.4  Description of Money Pool. In addition to NiSource and the
               -------------------------
ten Utility Subsidiaries, the following direct and indirect non-utility subsidiaries of NiSource will be participants in the Money Pool:

      NiSource Corporate Services Company
      EnergyUSA, Inc. (an Indiana corporation)
      EnergyUSA-TPC Corp.
      EnergyUSA, Inc. (a Massachusetts corporation)
      Primary Energy, Inc.
      NiSource Capital Markets, Inc.
      NiSource Finance Corp.
      NiSource Pipeline Group, Inc.
      Crossroads Pipeline Company
      NiSource Development Company, Inc.
      NI Energy Services, Inc.
      NiSource Energy Technologies, Inc.
      IWC Resources Corporation
      SM&P Utility Resources, Inc.
      Columbia Energy Group
      Columbia Energy Resources, Inc.
      Columbia Gas Transmission Corporation
      Columbia Transmission Communications Corporation
      Columbia Gulf Transmission Company
      Alamco-Delaware, Inc.
      Hawg Hauling & Disposal, Inc.
      Columbia Assurance Agency, Inc.
      Columbia Accounts Receivable Corporation
      Columbia Atlantic Trading Corporation
      Columbia Natural Resources Canada, Ltd.
      Columbia Energy Group Capital Corporation
      Columbia Deep Water Services Company
      Columbia Electric Remainder Corporation

      Columbia Energy Services Corporation
      Columbia Insurance Corporation Ltd.
      Columbia LNG Corporation
      Columbia Natural Resources, Inc.
      Columbia Pipeline Corporation
      Columbia Energy Power Marketing Corporation
      Columbia Energy Retail Corporation
      Columbia Service Partners, Inc.

     NiSource, Columbia, NiSource Finance, and NiSource Capital Markets, Inc. ("NiSource Capital") will participate in the Money Pool as investors only and not as borrowers. In the future, it is proposed that other existing or new non-utility subsidiaries of NiSource may participate in the Money Pool as investors only without further approval of the Commission. Exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), and exempt telecommunications companies ("ETCs") will be specifically excluded from participating in the Money Pool as borrowers. The Commission is requested to reserve jurisdiction over the participation as a borrower of any other direct or indirect, current or future, non-utility subsidiary of NiSource.

     The Money Pool is designed to function much like the existing Columbia system money pool that it will replace. The applicants believe that the effective cost of short-term borrowings under the Money Pool will generally be more favorable to those subsidiaries that are authorized to make borrowings than the comparable cost of external short-term borrowings, and that the investment rate paid to participating subsidiaries that invest surplus funds in the Money Pool will generally be higher than the typical yield on short-term money market investments.

     Under the proposed terms of the System Money Pool Agreement (Exhibit B hereto), short-term funds would be available from the following sources for short-term loans to the participating subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants, and (2) proceeds received by NiSource Finance from the sale of commercial paper, borrowings from banks and other lenders, and other financing arrangements ("External Funds"), as authorized under the November 1, 2000 order. Funds would be made available from such sources in such order as NiSource Corporate Services Company, as the Administrative Agent under the System Money Pool Agreement, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of Money Pool participants that invest funds in the Money Pool.

     Each participating Subsidiary that is authorized to borrow from the Money Pool (an "Eligible Borrower") would borrow pro rata from each Money Pool participant that invests surplus funds, in the proportion that the total amount invested by such investing participant bears to the total amount then invested in the Money Pool. On any day when more than one source of funds invested in the Money Pool (e.g., surplus treasury funds of NiSource and other Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Money Pool, each Eligible Borrower would borrow pro rata from each such funding source in the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of funds invested in to the Money Pool. As indicated, no loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by, NiSource, Columbia, NiSource Finance or NiSource Capital.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by NiSource Finance and loaned to the Money Pool would initially be paid by NiSource Finance. These costs would be retroactively allocated every month among the Eligible Borrowers in accordance with the NiSource Corporate Services Convenience Billing Formula, which assigns such costs to all Eligible Borrowers based on a percentage that is determined by dividing the internal borrowing authorization of each Eligible Borrower by the total internal borrowing authorizations of all Eligible Borrowers.

     The interest rate charged to Eligible Borrowers on borrowings under the Money Pool and paid to Money Pool participants that invest surplus funds in the Money Pool (the "Composite Rate") will be determined monthly and will equal the weighted average daily rate on (i) short-term debt of NiSource Finance (i.e., External Funds), plus (ii) earnings on external investments by NiSource Finance.

     Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (ii) commercial paper; (iii) certificates of deposit; (iv) bankers' acceptances; (v) repurchase agreements; (vi) tax exempt notes; (vii) tax exempt bonds; (viii) tax exempt preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest income and investment income earned on loans and investments of surplus funds would be allocated among those Money Pool participants that have invested funds in accordance with the proportion each participant's investment of funds bears to the total amount of funds invested in the Money Pool and the cost of External Funds provided to the Money Pool by NiSource Finance.

     Each Eligible Borrower receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty and without prior notice.

     Proceeds of any short-term borrowings from the Money Pool may be used by an Eligible Borrower (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes.

     The Utility Subsidiaries (other than Columbia Virginia)7 request authority to make borrowings through the Money Pool in the following maximum amounts at any time outstanding:

            Utility Subsidiary            Borrowing Limit
            ------------------            ---------------

            Northern Indiana              $1,000,000,000
            Kokomo                            50,000,000
            NIFL                              50,000,000
            Bay State                        250,000,000
            Northern Utilities 8              50,000,000
            Columbia Ohio                    700,000,000
            Columbia Kentucky                 80,000,000
            Columbia Pennsylvania            300,000,000
            Columbia Maryland                 50,000,000

     Borrowings under the Money Pool by Eligible Borrowers other than the Utility Subsidiaries will be exempt pursuant to Rule 52(b).

          1.5  Long-term Securities of Columbia Maryland. Columbia Maryland
               -----------------------------------------
requests authorization to issue and sell from time to time during the Authorization Period, and Columbia requests authorization to acquire, additional shares of Columbia Maryland's common stock and long-term debt securities. The aggregate amount of common stock and/or long-term debt securities to be issued by Columbia Maryland during the Authorization Period will not to exceed $40 million. The funds required by Columbia in order to make loans to Columbia Maryland will be derived from borrowings from NiSource Finance.

     The interest rate on long-term debt securities issued by Columbia Maryland to Columbia will be designed to match the interest rate on borrowings made by Columbia from NiSource Finance in order to fund the purchase of such long-term securities, which, in turn, will be equal to the effective rate (i.e., interest rate plus issuance costs) for the most recent long-term debt securities issued by NiSource Finance during the previous calendar quarter. If no such long-term debt securities were issued by NiSource Finance during the previous calendar quarter, then the interest rate on long-term debt securities issued by Columbia Maryland to Columbia will be either the estimated new long-term rate that would be in effect if NiSource Finance were to issue long-term debt securities, as projected by a major investment bank, or the prevailing market rate for a newly issued "BBB" - rated utility bond. Long-term notes issued by Columbia Maryland to Columbia may have maturities of up to 30 years and may be either secured or unsecured. NiSource commits to maintain common equity of Columbia Maryland, as a percentage of Columbia Maryland's consolidated capitalization (including short-term debt), at or above 30%.


------------------------
7    Borrowings under the Money Pool by Columbia Virginia will be exempt under
Rule 52(a).

8    Any borrowings by Northern Utilities under the Money Pool that are in excess of 10% of its net fixed plant must be approved by the New Hampshire Public Utilities Commission and, therefore, would be exempt under Rule 52(a).

          1.6  Certificates of Notification. NiSource proposes to file
               ----------------------------
certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. For convenience, and in order to avoid unnecessary duplication, it is proposed that all information regarding Money Pool transactions be included in the quarterly Rule 24 certificates filed in this proceeding in lieu of any requirement under Rule 52 for the filing of statements on Form U-6B-2 with respect to Money Pool transactions that are exempt under that rule. The Rule 24 certificates will contain the following information for the reporting period:

     (a) The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool borrowings and paid on Money Pool investments during the quarter.

     (b) The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid.

     (c) The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at not more than $50,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1  General. Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the
               -------
Act and Rule 45 thereunder are applicable to the proposed Money Pool transactions, except to the extent that any such transactions are exempt by Rule 52 and/or Rule 45(b)(1), as applicable. Sections 6(a), 7 and 12(f) are applicable to the issuance of common stock and long-term debt securities by Columbia Maryland, and Sections 9(a) and 10, and, in the case of long-term debt securities, Sections 12(b), are applicable to the acquisition of such securities by Columbia.

          3.2  Compliance with Rules 53 and 54. The transactions proposed
               -------------------------------
herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): NiSource's "aggregate investment" in EWGs and FUCOs is approximately $270,192,000, or 31.9% of NiSource's "consolidated retained earnings" for the four quarters ended June 30, 2001 (approximately $846,800,000).

     Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): NiSource will submit a copy of each Application/Declaration that relates to investments in EWGs or FUCOs and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource' Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, NiSource states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     Various aspects of the proposed transactions are subject to the jurisdiction of the State public utilities commissions in Massachusetts, Maine, Pennsylvania and Virginia, as follows:

     Massachusetts: The Massachusetts Department of Telecommunications and
     -------------
Energy ("MDTE") has jurisdiction pursuant to C. 164, Section 17A of the Massachusetts General Laws over any loan by Bay State to another corporation, which would include any loan to an affiliated entity through the Money Pool.

     Maine: The Maine Public Utilities Commission ("MPUC") has jurisdiction
     -----
pursuant to Title 35-A MRSA ss. 707(3) and c. 820, ss. 4 of the MPUC's rules over any loan by or borrowing from an affiliated entity by Northern Utilities through the Money Pool.

     Pennsylvania: Under 66 Pa.C.S.A. ss. 2202, which relates to contracts and
     ------------
other arrangements between public utilities and their affiliates, the Pennsylvania Public Utility Commission ("PPUC") must approve Columbia Pennsylvania's participation in the Money Pool.

     Virginia. Under Chapters 3 and 4 of Title 56 of the Code of Virginia, which
     --------
relate to financing by public service companies and contracts and other arrangements between those companies and their affiliates, the State Corporation Commission of Virginia ("VSCC") must approve Columbia Virginia's participation in the Money Pool.

     In addition to the foregoing approvals, any contract or arrangement between Northern Utilities and an affiliated entity must be filed with the New Hampshire Public Utilities Commission ("NHPUC"), for notice purposes, within 10 days after the date on which it is executed or the arrangement entered into, and such contract or arrangement is subject to investigation by the NHPUC for reasonableness. In addition, under RSA 369:7 and N.H. Admin. R., Puc 507.08, the NHPUC must approve the issuance of short-term notes (i.e., notes having a maturity of less than 12 months) if short-term debt would exceed 10% of Northern Utilities' net fixed plant (currently, 10% of Northern Utilities' net fixed plant is equal to approximately $11.8 million). Northern Utilities will seek approval of the NHPUC before it incurs borrowings under the Money Pool exceeding this limitation, in which event such borrowings will be exempt pursuant to Rule 52(a).

     Except as stated above, no other state commission, and no federal commission, other than this Commission, has jurisdiction over the issuance of notes evidencing short-term borrowings under the Money Pool.

ITEM 5.   PROCEDURE.
          ---------

          The applicants request the Commission to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The applicants further request that the Commission issue an order approving the authorizations requested herein not later than December 1, 2001, and that there be no 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The applicants waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

          A.   EXHIBITS.
               --------

               A    None.

               B    Form of Money Pool Agreement. (Previously filed).

               C    None.

               D-1 Petition by Bay State to the MDTE. (To be filed by Amendment).

               D-2  Order of the MDTE. (To be filed by Amendment).

               D-3 Petition by Northern Utilities to the MPUC. (To be filed by Amendment).

               D-4  Order of the MPUC. (To be filed by Amendment).

               D-5 Application of Columbia Pennsylvania to the PPUC. (To be filed by Amendment).

               D-6  Order of the PPUC. (To be filed by Amendment).

               D-7 Application by Columbia Virginia to the VSCC. (To be filed by Amendment).

               D-8  Order of the VSCC. (To be filed by Amendment).

               E    None.

               F    Opinion of Counsel. (To be filed by Amendment).

               G Proposed Form of Federal Register Notice. (Previously filed).

          B.   FINANCIAL STATEMENTS.
               --------------------

     FS-1      NiSource Consolidated          Incorporated by reference
               Statement of Income for the    to Annual Report of
               year ended December 31, 2000.  NiSource on Form 10-K for
                                              the year ended December 31,
                                              2000 in File No. 001-16189.

     FS-2      NiSource Consolidated Balance  Incorporated by reference
               Sheet as of December 31,       to Annual Report of
               2000.                          NiSource on Form 10-K for
                                              the year ended December 31,
                                              2000 in File No. 001-16189.

     FS-3      NiSource Consolidated          Incorporated by reference
               Statement of Income for the    to Quarterly Report of
               six months ended June 30,      NiSource on Form 10-Q for
               2001.                          the quarter ended June 30,
                                              2001 in File No. 001-16189.

     FS-4      NiSource Consolidated Balance  Incorporated by reference
               Sheet as of June 30, 2001.     to Quarterly Report of
                                              NiSource on Form 10-Q for
                                              the quarter ended June 30,
                                              2001 in File No. 001-16189.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not


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


result in changes in the operations of any of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   NISOURCE INC.
                                   NISOURCE CORPORATE SERVICES COMPANY
                                   NORTHERN INDIANA PUBLIC SERVICE COMPANY
                                   KOKOMO GAS AND FUEL COMPANY
                                   NORTHERN INDIANA FUEL AND LIGHT COMPANY, INC. NORTHERN UTILITIES, INC.
                                   ENERGYUSA, INC. (AN INDIANA CORPORATION)
                                   ENERGYUSA-TPC CORP.
                                   NISOURCE CAPITAL MARKETS, INC.
                                   NISOURCE FINANCE CORP.
                                   NISOURCE DEVELOPMENT COMPANY, INC.
                                   NI ENERGY SERVICES, INC.
                                   NISOURCE ENERGY TECHNOLOGIES, INC.
                                   PRIMARY ENERGY, INC.
                                   NISOURCE PIPELINE GROUP, INC.
                                   CROSSROADS PIPELINE COMPANY
                                   IWC RESOURCES CORPORATION
                                   SM&P UTILITY RESOURCES, INC.
                                   COLUMBIA ENERGY GROUP
                                   COLUMBIA GAS OF KENTUCKY, INC.
                                   COLUMBIA GAS OF OHIO, INC.
                                   COLUMBIA GAS OF MARYLAND, INC.
                                   COLUMBIA GAS OF PENNSYLVANIA, INC.
                                   COLUMBIA GAS OF VIRGINIA, INC.
                                   COLUMBIA PIPELINE CORPORATION
                                   COLUMBIA ENERGY RESOURCES, INC.
                                   COLUMBIA GULF TRANSMISSION COMPANY
                                   COLUMBIA GAS TRANSMISSION CORPORATION
                                   COLUMBIA TRANSMISSION COMMUNICATIONS
                                        CORPORATION
                                   COLUMBIA LNG CORPORATION
                                   ALAMCO-DELAWARE, INC.
                                   HAWG HAULING & DISPOSAL, INC.

                      (signatures continued on next page )


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

                                   COLUMBIA ASSURANCE AGENCY, INC.
                                   COLUMBIA ACCOUNTS RECEIVABLE CORPORATION
                                   COLUMBIA ATLANTIC TRADING CORPORATION
                                   COLUMBIA NATURAL RESOURCES CANADA, LTD.
                                   COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                                   COLUMBIA DEEP WATER SERVICES COMPANY
                                   COLUMBIA ELECTRIC REMAINDER CORPORATION
                                   COLUMBIA ENERGY SERVICES CORPORATION
                                   COLUMBIA INSURANCE CORPORATION, LTD.
                                   COLUMBIA NATURAL RESOURCES, INC.
                                   COLUMBIA ENERGY POWER MARKETING CORPORATION
                                   COLUMBIA ENERGY RETAIL CORPORATION
                                   COLUMBIA SERVICE PARTNERS, INC.


                                   By: /s/ Gary W. Pottorff
                                           ----------------
                                   Name:  Gary W. Pottorff
                                   Title: Secretary


                                   BAY STATE GAS COMPANY
                                   ENERGYUSA, INC. (A MASSACHUSETTS CORPORATION)


                                   By: /s/ Gary W. Pottorff
                                           ----------------
                                   Name:  Gary W. Pottorff
                                   Title: Clerk

Date:  September 13, 2001


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